Evergreen Investment

200 Berkeley Street

Boston, Massachusetts 02116

April 26, 2006

Ms. Shelia Stout

Division of Investment Management

U.S. Securities and Exchange Commission

100 F. Street, NE

Washington, D.C.  20549-9309

RE:       Evergreen Equity Trust, File Nos. 333-132818 and 811-08413 (the “Registrant”)

Dear Ms. Stout:

            On behalf of the Registrant, I am sending a response to your comment to the

Form N-14AE, filed by Evergreen Equity Trust on March 29, 2006, accession no. 0000907244-06-000085, relating to the acquisition of the assets of Evergreen Strategic Value Fund (“Strategic Value Fund”) by Evergreen Disciplined Value Fund (“Disciplined Value Fund”) (the “Merger”).  This letter will respond to your comment regarding the selection of Disciplined Value Fund as the accounting and performance survivor in the Merger.  You asked that we provide our analysis for the selection of the accounting and performance survivor in connection with the findings of the North American Security Trust No-Action Letter (pub. avail. August 5, 1994) (the “NAST Letter”).

After the Merger, Disciplined Value Fund, the surviving fund, will have the same investment policies, investment strategies, and substantially the same expense structure as pre-Merger Disciplined Value Fund.  The investment advisor and the portfolio manager of the merging funds are currently the same.  However, the portfolio manager has been managing the Disciplined Value Fund since March 2005 and only managing Strategic Value Fund since December 2005.  Therefore, the performance of Disciplined Value Fund is more reflective of results achieved by the portfolio manager’s investment style and preferred portfolio composition.  Moreover, Strategic Value Fund has a performance record that is more than ten years longer than that of Disciplined Value Fund.  As a result, the management team that will manage Disciplined Value Fund after the Merger has had a greater impact on Disciplined Value Fund’s cumulative performance record than on Strategic Value Fund’s record.  For accounting purposes, Disciplined Value Fund will be the survivor of the Merger.

U.S. Securities and Exchange Commission
Division of Investment Management

   Although the merging funds have similar investment objectives and strategies, there are some differences in the ways in which the funds are managed.  After the Merger, the combined funds are expected to be managed in accordance with the current investment program of Disciplined Value Fund.  The investment objective for both Strategic Value Fund and Disciplined Value Fund is to seek long-term growth with current income as a secondary objective.  Additionally, the funds share a principal investment strategy to invest primarily in the equity securities of large U.S. companies.  However, historic differences in the management of the funds are evident from the funds’ relative portfolio compositions as of December 31, 2005.  At that time, Strategic Value Fund had a higher average price to earnings ratio, a median market cap almost double Disciplined Value Fund’s, and more than twice the amount of assets allocated to the information technology sector.  Disciplined Value Fund’s investment program has also generally tended to result in lower portfolio turnover than Strategic Value Fund’s approach.

Since Disciplined Value Fund is intended to be the legal survivor of the Merger, the current expense structure of Disciplined Value Fund will continue to be the expense structure of the post-Merger fund.  Disciplined Value Fund’s expenses are generally the same as Strategic Value Fund’s except for Class A shares, where the 12b-1 fees of Disciplined Value Fund are lower.

We expect to file an additional comment letter on or around April 27, 2006 in order to respond to the subsequent comments provided to us by you and Mr. O’Connor on our conference call of April 18, 2006.  In addition, we expect to file an amended Form N-14 pursuant to Rule 485(b) on or around April 27, 2006.  Please feel free to call me at (617) 210-3682 if you have any questions or would like anything additional.

                                                                                    Sincerely,

                                                                                    /s/ Maureen E. Towle

                                                                                    Maureen E. Towle, Esq.

cc:        Mr. James O’Connor, SEC

            Mr. Timothy Diggins, Esq., Ropes & Gray, LLP